UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-28312
CUSIP NUMBER 32020F105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Federal Bancshares of Arkansas, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1401 Highway 62-65 North
Address of Principal Executive Office (Street and Number)

Harrison, Arkansas 72601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of First Federal Bancshares of Arkansas, Inc. (the “Company”) has experienced delays in the preparation of the Company’s financial statements and disclosure for inclusion in its Quarterly Report on Form 10-Q for the period ended September 30, 2010 (the “10-Q”), primarily due to both (i) the continuing analysis of the loan portfolio of the Company’s wholly-owned subsidiary, First Federal Bank (the “Bank”) and (ii) the results of recent regulatory examinations and correspondence.  As a result, the Company is unable to complete the financial statements and other disclosures for 10-Q on or before November 15, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Larry J. Brandt	870	741-7641
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

The Company anticipates that it will incur a loss for the three and nine months ended September 30, 2010, however, the loss will be significantly lower compared to the net loss for the three and nine months ended September 30, 2009 of $23.2 million and $25.7 million, respectively.  This decrease in loss is anticipated primarily due to a significantly lower loan loss provision. However, for the reasons set forth in Part III, a reasonable estimate of the results cannot be made..

First Federal Bancshares of Arkansas, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2010	By:	/s/ Larry J. Brandt
Larry J. Brandt
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).